Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong davispolk.com

Resident Hong Kong Partners

James C. Lin * Gerhard Radtke * Martin Rogers **	Miranda So * James Wadham ** Xuelin Wang *

Hong Kong Solicitors * Also Admitted in New York ** Also Admitted in England and Wales

July 29, 2024

Re:	XCHG Ltd (CIK: 0001979887) Amendment No. 1 to Registration Statement on Form F-1 Filed June 10, 2024 File No. 333-276802

Confidential

Stephany Yang

Jean Yu

Patrick Fullem

Asia Timmons-Pierce

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of XCHG Limited (the “Company”), a company incorporated under the laws of the Cayman Islands, we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated July 5, 2024 on the Company’s registration statement on Form F-1 publicly filed on June 10, 2024 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is publicly filing its revised registration statement on Form F-1 (the “Revised Registration Statement”) containing a preliminary prospectus with an estimated price range and certain exhibits via EDGAR to the Commission for review in accordance with the procedures of the Commission. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”).

The Company has responded to all of the Staff’s comments by revising the Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold, followed by the Company’s response to such comments. We have included page numbers to refer to the location in the Revised Registration Statement where the language addressing a particular comment appears.

Subject to the Staff's review and market conditions, the Company currently expects to price the offering as early as after market closes on August 8, 2024. The Company would greatly appreciate the Staff's assistance in meeting its desired timetable for the offering.

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July 29, 2024

Amendment No. 1 to Registration Statement on Form F-1 filed June 10, 2024

General

1.	We note that Section 7.6 of your deposit agreement includes an arbitration provision. Please include a risk factor that discusses the deposit agreement’s arbitration provision. This risk factor should discuss, among other things, the risks relating to the provision, including increased costs to bring a claim, limited access to information and other imbalances of resources between the company and shareholders, and that these provisions can discourage claims or limit shareholders’ ability to bring a claim in a judicial forum they find favorable. Please clearly disclose whether the arbitration provision applies to claims under the federal securities laws. Also address any question regarding whether a court would enforce such provision, and whether the provision applies to purchasers in secondary transactions. Please state that investors cannot waive compliance with the federal securities laws and rules and regulations promulgated thereunder.

In response to the Staff’s comment, the Company has revised the disclosure on pages 43, 44 and 156 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 66

2.	We note on page 67 and elsewhere in the filing you disclose your plans to construct a manufacturing plant in the United States and that it is expected to be ready for operations by the end of 2024. In this regard, please tell us how the construction of a manufacturing plant has and is expected to impact your liquidity and what, if any, material cash requirements, including commitments for capital expenditures, is needed to satisfy such requirements. If material, revise your disclosures under the liquidity and capital resources section to fully comply with the requirements outlined in Item 303(b)(1)(i) and(ii) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 67 and 97 of the Registration Statement. The Company respectfully informs the Staff that, following a comprehensive evaluation of the Company’s current strategic focus, it has decided to postpone the construction of the manufacturing plant in the United States until approximately 2026. The disclosure in the Registration Statement has been revised accordingly. Given that the Company has been internally assessing the construction plan over the past year, no costs have been incurred, and there are no commitments for capital expenditures in this regard. Therefore, the construction plan has not had, and is not expected to have, a material impact on the Company’s short-term liquidity. In the long term, based on the Company’s best estimate as of the date of this submission, the construction is expected to cost approximately US$5.0 million to US$7.5 million, subject to future contingencies and changes in conditions.

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July 29, 2024

If you have any questions regarding this submission, please contact Li He at +86-186-1110-6922 (li.he@davispolk.com) or Ran Li at +86-186-0006-9077 (ran.li@davispolk.com).

Thank you again for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:	Ms. Xiaoling Song (Xiaoling@xcharge.com), Chief Financial Officer XCHG Limited

Mr. Allen Wang, Esq., Partner Latham & Watkins LLP

Mr. Johnny Lei, Partner KPMG Huazhen LLP

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